

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 26, 2006

Mr. Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

      RE: Form 10-K for the Fiscal Year ended December 31, 2005
             Form 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
             File No. 0-26025

Dear Mr. Hardy:

We have reviewed your response letter dated September 13, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies
Segment Information, page 41

1. We have read your response to comment 1, and we appreciate the additional information concerning how you monitor your business. According to your prior response, you do not separately track or report the profitability or other potentially

key performance measures by product or service. Furthermore, you stated in your most recent response that you do not provide any financial data with respect to product line profitability or other performance measures by product line or service to your Chief Operating Decision Maker or your Board of Directors.

However, in your most recent response you indicated that the Chief Operating Decision Maker is provided a financial report by operating unit that contains key operating statistics for each of your six operating units. You also indicated that the Chief Operating Decision Maker utilizes this report to monitor the operating units and its respective manager, assess profitability and allocate resources among the six operating units. According to this response it is apparent that each one of these operating units represents your operating segments.

Based on our review and analysis of the operating results in your Actual versus Budget versus Prior Year report, the operating profit margins for your six operating segments range from 8.9% to 31.0% and the EBITDA margins, the key performance measure that you utilized to assess performance, for your six operating segments range from 5.9% to 22.1%. In addition, your revenue growth rates over the last two years for your six operating segments range from a negative 6.6% growth rate to a positive 25.9% growth rate. We also note the disproportionate impact that pre-cast products have on your overall profitability given that your Central and Southwest pre-cast operations represent 21.7%, 23.6% and 24.0% of your operating profit margin in 2005, 2004 and 2003. Based on this information, it is unclear how you concluded that each of your operating segments had similar economic characteristics as required by paragraph 17 of SFAS 131. Please advise. In addition, please provide us with a five year trend analysis of your revenues, operating margins, profit before taxes and EBITDA for each operating unit. It would be helpful if you also provided the profit margin percentages and revenue growth rates for each of your operating units.

Under Risk Factors you disclosed that you operate in a highly competitive business and that your overall profitability is sensitive to price changes and minor variations in sales volumes. Based on these disclosures and your relatively small net income margins of 2.2% in 2005, (2.1%) in 2004 and 2.2% in 2003 and the disparity noted in your prior response in your operating margin percentages for your ready mixed, pre-cast, building materials, concrete masonry and aggregates products that appear to range from the single digits to over 30%, it appears that disclosure of product line information would be material to investors. Please refer to the enterprise-wide product-line disclosures required by paragraph 37 of SFAS 131. Please advise.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant